GlaxoSmithKline PLC
01 November 2002

                              GlaxoSmithKline plc

GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on 20th May 2002, it purchased for cancellation 830,000 of its Ordinary 25 pence shares on Friday 1st November 2002 at a price of 1200.98 pence per share.